UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

INTERNATIONAL STEEL GROUP INC.

(Name of Issuer)

COMMON STOCK, par value $.01 per share

(Title of Class of Securities)

460377104

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460377104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WL Ross & Co., LLC(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 32,102,533(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 32,102,533(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,102,533(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 32.9%

12.	Type of Reporting Person (See Instructions) IA

(1)  The shares are held directly by WLR Recovery Fund L.P. and WLR Recovery Fund II, L.P. (collectively, the “Funds”).  The general partner of WLR Recovery Fund L.P. is WLR Recovery Associates LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross and Co., LLC is the investment advisor, of WLR Recovery Associates LLC.  The general partner of WLR Recovery Fund II, L.P. is WLR Recovery Associates II LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co., LLC is the investment advisor, of WLR Recovery Associates II LLC.  Accordingly, WL Ross & Co., LLC, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Funds.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WLR Recovery Fund L.P.(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 15,242,010(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 15,242,010(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,242,010(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.6%

12.	Type of Reporting Person (See Instructions) PN

(1)  The shares are held directly by WLR Recovery Fund L.P. (the “Fund”).  The general partner of the Fund is WLR Recovery Associates LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co., LLC is the investment advisor, of WLR Recovery Associates LLC.  Accordingly, WL Ross & Co., LLC, WLR Recovery Associates LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Fund.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WLR Recovery Fund II, L.P.(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 16,860,523(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 16,860,523(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,860,523(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.3%

12.	Type of Reporting Person (See Instructions) PN

(1)  The shares are held directly by WLR Recovery Fund II, L.P. (the “Fund”).  The general partner of the Fund is WLR Recovery Associates II LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co., LLC is the investment advisor, of WLR Recovery Associates II LLC.  Accordingly, WL Ross & Co., LLC, WLR Recovery Associates II LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Fund.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WLR Recovery Associates LLC(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 15,242,010(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 15,242,010(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,242,010(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.6%

12.	Type of Reporting Person (See Instructions) OO

(1)  The shares are held directly by WLR Recovery Fund L.P. (the “Fund”)  The general partner of the Fund is WLR Recovery Associates LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co., LLC is the investment advisor, of WLR Recovery Associates LLC.  Accordingly, WL Ross & Co., LLC, WLR Recovery Associates LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Fund.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WLR Recovery Associates II LLC(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 16,860,523(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 16,860,523(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,860,523(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.3%

12.	Type of Reporting Person (See Instructions) OO

(1)  The shares are held directly by WLR Recovery Fund II, L.P. (the “Fund”).  The general partner of the Fund is WLR Recovery Associates II LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co., LLC is the investment advisor, of WLR Recovery Associates II LLC.   Accordingly, WL Ross & Co., LLC, WLR Recovery Associates II LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Fund.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wilbur L. Ross, Jr.(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 100

	6.	Shared Voting Power 32,102,533(1)

	7.	Sole Dispositive Power 100

	8.	Shared Dispositive Power 32,102,533(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,102,633(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 32.9%

12.	Type of Reporting Person (See Instructions) IN

(1)  The shares are held directly by WLR Recovery Fund L.P. and WLR Recovery Fund II, L.P. (collectively, the “Funds”).  The general partner of WLR Recovery Fund L.P. is WLR Recovery Associates LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross and Co., LLC is the investment advisor, of WLR Recovery Associates LLC.  The general partner of WLR Recovery Fund II, L.P. is WLR Recovery Associates II LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co., LLC is the investment advisor, of WLR Recovery Associates II LLC.  Accordingly, WL Ross & Co., LLC, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Funds.

Item 1.
(a)	Name of Issuer International Steel Group Inc.
(b)	Address of Issuer’s Principal Executive Offices 3520 Interstate Drive Richfield, Ohio 44286

Item 2.
(a)	Name of Person Filing (i) WL Ross & Co., LLC (ii) WLR Recovery Fund L.P. (iii) WLR Recovery Fund II, L.P. (iv) WLR Recovery Associates LLC (v) WLR Recovery Associates II LLC (vi) Wilbur L. Ross, Jr.
(b)

Address of Principal Business Office or, if none, Residence

The address for WL Ross & Co., LLC is:

101 East 52nd Street, 19th Floor
New York, New York  10022

The address for WLR Recovery Fund L.P. is:

101 East 52nd Street, 19th Floor
New York, New York  10022

The address for WLR Recovery Fund II, L.P. is:

101 East 52nd Street, 19th Floor
New York, New York  10022

The address for WLR Recovery Associates LLC is

101 East 52nd Street, 19th Floor
New York, New York  10022

The address for WLR Recovery Associates II LLC is

101 East 52nd Street, 19th Floor
New York, New York  10022

The principal business address for Wilbur L. Ross, Jr. is

c/o 101 East 52nd Street, 19th Floor
New York, New York  10022

	(c)	Citizenship See Item 4 of each cover page.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the “Common Stock”).
	(e)	CUSIP Number 460377104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Item 9 of each cover page.
	(b)	Percent of class: See Item 11 of each cover page.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Item 5 of each cover page.
		(ii)	Shared power to vote or to direct the vote See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WL ROSS & CO., LLC

By:	/s/Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY FUND L.P.
By: WLR Recovery Associates LLC, its General Partner

By:	/s/Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY FUND II, L.P.
By: WLR Recovery Associates II LLC, its General Partner

By:	/s/Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY ASSOCIATES LLC

By:	/s/Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY ASSOCIATES II LLC

By:	/s/Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

/s/Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Agreement between WL Ross & Co., LLC , WLR Recovery Fund  L.P., WLR Recovery Fund II, L.P., WLR Recovery Associates LLC, WLR Recovery Associates II LLC and Wilbur L. Ross. Jr. as to joint filing of this Schedule 13G.

EXHIBIT 2

Disclaimer of beneficial ownership by WL Ross & Co., LLC , WLR Recovery Associates LLC, WLR Recovery Associates II LLC and Wilbur L. Ross. Jr.

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13C and any further amendments thereto need to be filed with respect to the beneficial ownership by each of the undersigned of shares of common stock of International Steel Group Inc, a Delaware corporation.  The undersigned further consent and agree to the inclusion of this Agreement into such Schedule 15D.

Dated:  February 17, 2004

WL ROSS & CO., LLC

By:	/s/Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY FUND L.P.
By: WLR Recovery Associates LLC, its
General Partner

By:	/s/Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY FUND II, L.P.
By: WLR Recovery Associates II LLC, its General Partner

By:	/s/Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY ASSOCIATES LLC

By:	/s/Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY ASSOCIATES II LLC

By:	/s/Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

EXHIBIT 2

DISCLAIMER OF BENEFICIAL OWNERSHIP

Each of the undersigned disclaims beneficial ownership of the securities referred to in the Schedule 13G to which this exhibit is attached, and the filing of this Schedule 13G shall not be construed as an admission that any of the undersigned is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.

Date:  February 17, 2004

WL Ross & Co., LLC

By:	/s/Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY ASSOCIATES LLC

By:	/s/Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

WLR RECOVERY ASSOCIATES II LLC

By:	/s/Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr., its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.